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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-23332

EFTC CORPORATION
(Exact name of registrant as specified in its charter)

2501 West Grandview Road, Phoenix, Arizona 85023 (602) 789-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 15d-6	/ /
Rule 12h-3(b)(1)(i)	/x/

        Approximate number of holders of record as of the certification or notice date:    1

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, EFTC Corporation has caused this certification notice to be signed on its behalf by the undersigned duly authorized person.

EFTC Corporation
Date: March 1, 2002	By:	/s/ JAMES K. BASS
	Name:	James K. Bass
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

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FORM 15
SIGNATURE